TRONY SOLAR HOLDINGS COMPANY LIMITED
East 21st Floor

Great China International Exchange Square

No. 1 Fuhua Road, Futian District
Shenzhen 518048

People’s Republic of China

August 2, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-7010

Attention:        Mr. Tim Buchmiller

Ms. Celia A. Soehner

Re: Trony Solar Holdings Company Limited

Registration Statement on Form F-1, as amended (File No. 333-162787)

Request for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Trony Solar Holdings Company Limited (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form F-1 (File No. 333-162787), together with all amendments and exhibits thereto (the “Registration Statement”).  In light of general market conditions, the Company has determined not to conduct the offering of securities contemplated in the Registration Statement at this time.

The Company confirms that the Registration Statement has not been declared effective and no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein.

Accordingly, the Company respectfully requests an order granting the withdrawal of the Registration Statement to be issued by the Commission as soon as possible.  Please provide fax a copy of the order granting withdrawal of the Registration Statement to the Company’s legal counsel Simpson Thacher & Bartlett LLP at (212) 455-2502, Attention:  Leiming Chen.

If you have any questions or comments or require further information regarding this application of withdrawal of the Registration Statement, please do not hesitate to call or email Leiming Chen at  (+852) 2514-7630 (office) or (+852) 9032-1314 or lchen@stblaw.com.

Sincerely,

Trony Solar Holdings Company Limited

/s/ Howard Chu
Name: Howard Chu
Title: Chief Financial Officer